SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Announces Payment of Fourth and Final Installment of
the Principal Amount of Debentures

Cary, N.C. – December 6, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced that it has paid the fourth and final installment of the principal amount of the convertible debentures (Series A) of the Company, in the amount of approximately $5.3 million. This completes Sapiens’ payment of an aggregate amount of approximately $26.5 million of the principal amount of convertible debentures (Series A) of the Company.

The Company’s announcement follows its recently released financial results for the third quarter of 2009, which showed the Company’s twelfth consecutive quarter of operational profit and net income commencing from the third quarter of 2008.

Mr Roni Al Dor, President & Chief Executive Officer of the Company said today:

“We view the final payment of the debentures as an important milestone in the lifecycle of the company. In the past few years, Sapiens has undergone a restructuring process in which we left no stone unturned in the company, and developed a business strategy which, I am happy to say, turned out to be a winning one. Payment of the debentures signifies, from our perspective, the character of Sapiens which does not compromise on business excellence while honoring all its obligations. Today, we are in a good financial position, and, after we have improved our bottom line, we are focussed on increasing our revenues by penetrating into new markets globally, as well as by exploring mergers and acquisitions with companies operating in synergetic fields.”

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

About Sapiens International
Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.

Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer